Filed by Crimson Exploration Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Crimson Exploration Inc.
Commission File No.: 001-12108

QUESTIONS & ANSWERS

KEY POINTS

•
Crimson Exploration Inc. (“Crimson”) and Contango Oil & Gas Company (“Contango”) have signed a merger agreement for an all-stock transaction pursuant to which Crimson will become a wholly owned subsidiary of Contango.

•	The combination of Crimson and Contango will create a premier Houston-based independent oil and gas company with a balanced offshore Gulf of Mexico and onshore Texas production profile.

•	The acquisition is expected to close in the third quarter of 2013, but until the closing occurs, both companies will continue to operate independently.

GENERAL

1.	What will happen to Crimson in the merger?

We have announced an agreement with Contango that will result in the merger of our company into a subsidiary of Contango. Crimson will be the surviving company of the merger and will become a subsidiary of Contango if and when the merger is completed.

2.	When will the merger be final?

There are a number of conditions that must be met before the merger will be finalized. At present, we estimate this will take 2-3 months. This timetable is not certain and closing may take somewhat longer.

3.	What must happen before the merger is final?

There are a number of approvals that are required before the merger is final. This includes approvals by the Securities and Exchange Commission and the New York Stock Exchange. In addition, a majority of Crimson stockholders must vote to approve the merger and a majority of Contango stockholders must vote to approve the issuance of Contango common stock in the merger.  The merger does not, however, require a filing under the Hart-Scott-Rodino Antitrust Improvements Act (HSR).

4.	Will there be any immediate changes at Crimson?

No. Despite signing a merger agreement, for now, it will be business as usual.  Crimson and Contango will each continue to operate as independent companies.

5.	Why did Crimson agree to the merger?

Crimson’s management and Board of Directors are focused on maximizing shareholder value and the company has historically sought to make adjustments as necessary to remain competitive. We currently hold numerous resource opportunities within our asset base, but we have been unable to fully develop our resource potential.  The merger with Contango improves our financial strength and permits us to accelerate our drilling program. Crimson stockholders will also benefit from participation in the potential of Contango’s Gulf of Mexico properties and prospects.  Based on the foregoing, our Board of Directors concluded that the prudent course of action was to join forces with Contango to create a stronger organization with better and more certain prospects.

6.	Why did this happen now?

Discussions between Crimson and Contango indicated that this would be a mutually beneficial transaction.  The timing is a product of our negotiations with Contango and the time needed to finalize the terms of the merger.

7.	Who is Contango?

Contango is an independent natural gas and oil company, which is headquartered in Houston. In 2012, Contango had revenues of $179.3 million. The organization has approximately ten employees and is primarily involved in operations offshore in the Gulf of Mexico.

8.	Why did Contango want to merge with Crimson?

Crimson is a substantial and successful organization with more than $115.9 million in revenues in 2012 and a quality portfolio of properties and prospects.  Contango is primarily focused on exploration and production activities offshore in the Gulf of Mexico. Our onshore exploration business complements theirs well, and allows them to diversify and broaden their asset base. The addition of Crimson makes Contango a stronger organization.

9.	How will the combined company be run after the merger?

Following the merger, Crimson’s operations, assets and employees will be integrated with those of Contango. Pursuant to the merger agreement, Allan Keel will become President and Chief Executive Officer of Contango and Joe Grady will become Senior

Vice President and the Chief Financial Officer. It is expected that all of the Crimson senior management team will join Contango in substantially similar positions. Plans for this integration have not yet been finalized.
10.	Who will sit on the board of the combined company post-closing?

The new board will consist of Joseph J. Romano, as Chairman, as well as four additional directors designated by Contango and three directors designated by Crimson.

11.	What will be the name of the combined company post-closing?

The name of the combined company will be Contango Oil & Gas Company.

12.	Where will be the headquarters and principal corporate offices of the combined company post-closing?

The headquarters and principal corporate offices of the combined company will be Crimson’s current headquarters and principal corporate offices at 717 Texas St.,  Houston, TX 77002.

FOR INVESTORS

1. What is the required stockholder vote?

For Crimson, the merger will require the affirmative vote of holders of a majority of the outstanding Crimson common stock.  Contango must secure stockholder approval from the holders of a majority of the Contango common stock present in person or by proxy at the stockholder meeting called for such purpose.  In connection with the signing of the merger agreement, the Estate of Kenneth R. Peak, Brad Juneau, members of the management teams of Contango and Crimson, and affiliates of Oaktree Capital Management (Crimson’s largest stockholder) have all entered into voting agreements in support of the transaction.

2.  What will Crimson Stockholders receive?

At closing, Crimson stockholders will receive 0.08288 shares of Contango common stock for each share of Crimson common stock.  This exchange ratio represents a premium of approximately 8%, based on the closing prices of Crimson and Contango stock as of April 29, 2013.  Based on the capitalization of Crimson and Contango as of April 29, 2013, Crimson stockholders will own approximately 20% of the combined company upon closing.

3.  Why does this merger make sense for Crimson Stockholders?

The benefit of this merger for Crimson stockholders is a dramatic improvement in financial liquidity, which will provide the capacity for further de-risking and development of Crimson’s unproved resource potential.  Crimson stockholders will also benefit from participation in the potential of Contango’s Gulf of Mexico prospects.

4. What synergies does the combined company expect to realize?

The parties expect a significant reduction of the interest burden on Crimson’s operations.  In addition, the parties expect synergies in corporate level G&A costs.

FOR EMPLOYEES

1.	Until the merger is final, will my job be the same?

Until the merger is final, no changes in the Crimson organization are expected.  Please stay focused on your day-to-day duties so that Crimson can continue to operate in accordance with its budget and business plan.

2.	Will anyone from Contango work with Crimson before the merger is final?

Day-to-day management of Crimson will continue to be the responsibility of our existing managers and supervisors. Some personnel from Contango may visit with us from time to time prior to the closing of the merger to discuss integration of the two organizations after the merger is finalized. However, since Crimson continues as an independent company until the merger is finalized, it is important that we maintain an arms-length relationship with Contango and that their personnel not become involved in confidential or strategic discussions or business planning activities.

3.	If someone from Contango asks me any questions, what should I tell them?

If you meet someone from Contango at the office or somewhere in the community, you should be polite as you would with any other individual. However, they should not receive any special treatment or be provided access to any information about our Company’s operations, strategies or business plans. If anyone from Contango asks you for confidential information, please refer them to a member of senior management.

4.	Will Crimson employees become Contango employees?

Yes.  Upon closing of the merger, Crimson will become a subsidiary of Contango so Crimson employees will become Contango employees at that time.

5.	Will Crimson’s organizational structure change?

Contango has a limited number of employees so no changes in the Crimson employee organizational structure are anticipated at this time as a result of the merger.  However, some changes may occur in time as individuals are transferred, promoted or otherwise move into new roles with the combined company. Remember, both before and after a merger, companies deal with change due to any number of factors. The merger with Contango does not impact this sort of change.

FOR VENDORS AND CUSTOMERS

1.	Will Crimson continue on-going and planned operations?

Until the merger is finalized, Crimson will continue to perform work as we have in the past. This includes continuing to focus on our inventory of crude oil and liquids-rich projects in the Woodbine and Buda formations. The proposed merger has not impacted our day-to-day operations, schedules or commitments. It is business as usual until the merger is finalized.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Contango Oil & Gas Company (“Contango”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a preliminary joint proxy statement that will constitute a prospectus of Contango. Contango and Crimson Exploration Inc. (“Crimson”) also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Crimson. INVESTORS AND SECURITY HOLDERS OF CRIMSON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Contango and Crimson, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Contango will be available free of charge on Contango’s internet website at www.contango.com or by contacting Contango’s Investor Relations Department at 713-960-1901. Copies of the documents filed with the SEC by Crimson will be available free of charge on Crimson’s internet website at www.crimsonexploration.com or by contacting Crimson’s Investor Relations Department at 713-236-7571.

Participants in the Solicitation

Contango, Crimson, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crimson and Contango in connection with the proposed transaction. Information about the directors and executive officers of Crimson is set forth in Crimson’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 3, 2013. Information about the directors and executive officers of Contango is set forth in Contango’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on October 12, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Crimson as a subsidiary of Contango and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.  These risks and uncertainties include, but are not limited to:  the failure of the stockholders of Contango or the stockholders of Crimson to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Crimson’s business and operations with Contango’s business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Contango following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Contango and Crimson caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Contango’s and Crimson’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning Contango, Crimson, the proposed transaction or other matters and attributable to Contango and Crimson or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement, and neither Contango nor Crimson undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.